Exhibit 1

Canada Southern Petroleum Ltd.

News Release

ANNUAL GENERAL MEETING

CALGARY, Alberta, May 20, 2005 -- Canada Southern Petroleum Ltd. (the “Company”) (NASDAQ/Pacific: CSPLF; TSX/Boston: CSW) today announced that the shareholder proposal included in the Company's information circular for its June 9, 2005 Annual General and Special Meeting of the Shareholders (the “AGM”) has been withdrawn by the proposing shareholder.  The Company has accordingly removed the proposal from the agenda for that meeting.

As previously announced, the Company’s AGM will be held on Thursday, June 9, 2005, in the Plaza Room at The Metropolitan Centre, 333 – 4 Avenue S.W., Calgary, Canada, at 11:00 am MDT.

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Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada.  The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada.  The Company’s common shares are traded on the NASDAQ SmallCap Market and the Pacific Exchange, Inc. under the symbol “CSPLF,” and on the Toronto Stock Exchange and Boston Stock Exchange under the symbol “CSW”.  The Company has 14,417,770 shares outstanding.

For further information contact: John McDonald, President and Chief Executive Officer, at (403) 269-7741.